Date: October 3, 2022

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: Notice of Meeting for Vizsla Silver Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for Vizsla Silver Corp.

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	October 28, 2022
Record Date for Voting:	October 28, 2022
Beneficial Ownership Determination Date:	October 28, 2022
Meeting Date:	December 8, 2022
Meeting Location:	Vancouver, BC
Issuer sending proxy-related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92859G202	CA92859G2027

Sincerely,

Jennifer Hanson

Corporate Secretary

Suite 700 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 vizslasilvercorp.ca | TSX-V: VZLA NYSE: VZLA OTCQB: VIZSF